SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Alternative Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o IQ Investment Advisors LLC

4 World Financial Center

6th Floor

New York, New York 10080

Telephone Number (including area code): (212) 449-4742

Name and address of agent for service of process:

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Copies to:

Mitchell M. Cox IQ Investment Advisors LLC 4 World Financial Center, 6th Floor New York, New York 10080	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☒     No   ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 8th day of January, 2008.

ALTERNATIVE STRATEGIES FUND

By:	/s/ Mitchell M. Cox
	Name:	Mitchell M. Cox
	Title:	President

ATTEST:

By:	/s/ Colleen R. Rusch
	Name:	Colleen R. Rusch
	Title:	Vice President and Secretary